Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of VIDA FLaSH Acquisitions on Amendment No. 2 to Form S-1 [File# 333-253272] of our report dated February 18, 2021 except for the Paragraph 2 in Note 9, which is dated March 23, 2021, and Warrant Liability in Note 2 and Note 8, as to which the date is May 3, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Vida Flash Acquisition Corporation as of February 5, 2021 and for the period from January 29, 2021 (inception) through February 5, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 3, 2021